Mail Stop 4561

May 6, 2008

James P. DeBlasio, Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, Georgia 30303

>   **Re: Internap Network Services Corporation**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 5, 2008**
>   **File No. 000-31989**

Dear Mr. DeBlasio:

        We have completed our review of your revised filing and have no further comments at
this time.

>   Sincerely,

>   David L. Orlic
>   Special Counsel

cc: Via Facsimile (404) 475-0520
        Richard P. Dobb, Vice President and General Counsel